UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHATTEM, INC.

(Name of Subject Company (Issuer))

RIVER ACQUISITION CORP.

SANOFI-AVENTIS

SANOFI-AVENTIS AMERIQUE DU NORD S.N.C.

AVENTIS INC.

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, without par value (including the associated

Series A Junior Participating Preferred Stock Purchase Rights)

(Title of Class of Securities)

162456107

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,264,563,268	$161,464

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 18,934,034 shares of common stock, without par value, of Chattem, Inc. (“Chattem”) outstanding multiplied by the offer price of $93.50 per share, (ii) 1,798,116 shares of common stock, without par value, of Chattem, which were subject to issuance pursuant to the exercise of outstanding options multiplied by the offer price of $93.50 per share and (iii) 3,487,778 shares of common stock, without par value, of Chattem, which were reserved for issuance upon the exercise of warrants, multiplied by the offer price of $93.50 per share. This calculation excludes 4,367,275 shares of common stock, without par value, of Chattem, reserved for issuance upon conversion of the 2% convertible notes of Chattem due 2013 and the 1.625% convertible notes of Chattem due 2014 because the convertible notes will be settled in cash pursuant to the Agreement and Plan of Merger, dated as of December 20, 2009, among sanofi-aventis, River Acquisition Corp. and Chattem. The calculation of the filing fee is based on Chattem’s representation of its capitalization as of December 18, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) River Acquisition Corp., a Tennessee corporation (the “Purchaser”), and an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“Parent”), (ii) Parent, (iii) Sanofi-aventis Amérique du Nord S.N.C., a French société en nom collectif (“ADN”), and a wholly-owned subsidiary of Parent, and (iv) Aventis Inc., a Pennsylvania corporation (“Aventis”), and a wholly-owned subsidiary of ADN. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, without par value (including the associated preferred stock purchase rights, the “Shares”), of Chattem, Inc., a Tennessee corporation (“Chattem”), at a purchase price of $93.50 per Share (the “Offer Price”) net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 11, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Chattem, Inc., a Tennessee corporation. Chattem’s principal executive offices are located at 1715 West 38th Street, Chattanooga, Tennessee 37409. Chattem’s telephone number at such address is (423) 821-4571.

(b) This Schedule TO relates to the outstanding shares of common stock, without par value (including the associated Series A Junior Preferred Stock Purchase Rights), of Chattem. Chattem has advised Parent that, on December 18, 2009, there were 18,934,034 Shares issued and outstanding, 1,798,116 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options, 3,487,778 Shares reserved for issuance upon the exercise of warrants (which Chattem will seek to settle in cash pursuant to the Agreement and Plan of Merger, dated as of December 20, 2009, among sanofi-aventis, River Acquisition Corp. and Chattem, Inc. (the “Merger Agreement”)), and 4,367,275 Shares reserved for issuance upon conversion of Chattem’s convertible notes (which Chattem will settle in cash pursuant to the Merger Agreement).

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Parent, ADN, Aventis and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent, the Purchaser and Certain Related Persons” and in Schedule I is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent, the Purchaser and Certain Related Persons,” “Background of the Offer; Past Contacts or Negotiations with Chattem,” “Purpose of the Offer; Plans for Chattem” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Chattem,” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, the Purchaser and Certain Related Persons,” “Purpose of the Offer; Plans for Chattem,” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, the Purchaser and Certain Related Persons,” “Background of the Offer; Past Contacts or Negotiations with Chattem,” “Purpose of the Offer; Plans for Chattem” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Chattem,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated January 11, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by sanofi-aventis and Chattem, Inc. on December 21, 2009, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.

(a)(5)(B)	Sanofi-aventis presentation for investor/analyst conference call, dated December 21, 2009, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.

(a)(5)(C)	Presentation regarding sanofi-aventis, dated December 21, 2009, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.

(a)(5)(D)	Presentation regarding Chattem, Inc., dated December 21, 2009, incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.

(a)(5)(E)	Transcript of sanofi-aventis conference call held on December 21, 2009, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by sanofi-aventis on December 22, 2009.

(a)(5)(F)	Transcript of Chattem, Inc. conference call held on December 21, 2009, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by sanofi-aventis on December 22, 2009.

(a)(5)(G)	Form of Summary Advertisement as published on January 11, 2010 in The Wall Street Journal.

(a)(5)(H)	Press Release issued by sanofi-aventis on January 11, 2010.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2009, among sanofi-aventis, River Acquisition Corp. and Chattem, Inc. (included as Annex A to the Offer to Purchase).*

(d)(2)	Confidentiality Agreement, dated November 23, 2009, between Chattem, Inc. and sanofi-aventis.

(d)(3)	Form of Retention Agreement, dated December 20, 2009, by and between sanofi-aventis and each of Zan Guerry and Robert E. Bosworth.

(d)(4)	Form of Retention Agreement, dated December 20, 2009, by and between sanofi-aventis and each of Robert B. Long and Theodore K. Whitfield, Jr.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to shareholders.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/S/ JÉRÔME CONTAMINE
Name:	Jérôme Contamine
Title:	Executive Vice President, Chief Financial Officer

RIVER ACQUISITION CORP.

By:	/S/ GREGORY IRACE
Name:	Gregory Irace
Title:	Chief Executive Officer and President

SANOFI-AVENTIS AMÉRIQUE DU NORD S.N.C.

By:	/S/ JEAN-LUC RENARD
Name:	Jean-Luc Renard
Title:	Manager

AVENTIS INC.

By:	/S/ JOHN SPINNATO
Name:	John Spinnato
Title:	Authorized Signatory

Date: January 11, 2010

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated January 11, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by sanofi-aventis and Chattem, Inc. on December 21, 2009, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.

(a)(5)(B)	Sanofi-aventis presentation for investor/analyst conference call, dated December 21, 2009, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.

(a)(5)(C)	Presentation regarding sanofi-aventis, dated December 21, 2009, incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.

(a)(5)(D)	Presentation regarding Chattem, Inc., dated December 21, 2009, incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by sanofi-aventis on December 21, 2009.

(a)(5)(E)	Transcript of sanofi-aventis conference call held on December 21, 2009, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by sanofi-aventis on December 22, 2009.

(a)(5)(F)	Transcript of Chattem, Inc. conference call held on December 21, 2009, incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by sanofi-aventis on December 22, 2009.

(a)(5)(G)	Form of Summary Advertisement as published on January 11, 2010 in The Wall Street Journal.

(a)(5)(H)	Press Release issued by sanofi-aventis on January 11, 2010.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2009, among sanofi-aventis, River Acquisition Corp. and Chattem, Inc. (included as Annex A to the Offer to Purchase).*

(d)(2)	Confidentiality Agreement, dated November 23, 2009, between Chattem, Inc. and sanofi-aventis.

(d)(3)	Form of Retention Agreement, dated December 20, 2009, by and between sanofi-aventis and each of Zan Guerry and Robert E. Bosworth.

(d)(4)	Form of Retention Agreement, dated December 20, 2009, by and between sanofi-aventis and each of Robert B. Long and Theodore K. Whitfield, Jr.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to shareholders.